EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**05/17/11**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8041811.htm**
	8-K
EX-99.1	**ex99_1.htm**
	Quarterly Dividend Press Release
EX-99.2	**ex99_2.htm**
	April 2011 Operating Data Release
GRAPHIC	**rjflogo.jpg**
	logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/17/11</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8041811.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8041811.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Quarterly Dividend Press Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ex99_2.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.2</value></combobox>
                <field sid="SubDocument_description_2"><value>April 2011 Operating Data Release</value></field>
                <data sid="data3"><filename>ex99_2.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>logo</value></field>
                <data sid="data4"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 17, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 17, 2011, the Company issued a press release to announce that the Company's Board declared a quarterly cash dividend on its common shares of \$.13 per share, payable on July 18, 2011 to the shareholders of record on July 1, 2011.

On May 18, 2011, Raymond James Financial, Inc. issued a press release disclosing operating data for April 2011.

The information furnished herein, including Exhibits 99.1 and 99.2, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are each filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated May 17, 2011, issued by Raymond James Financial, Inc.

99.2 Press release dated May 18, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: May 18, 2011   By: /s/ Jeffrey P. Julien
                                                                                                  Jeffrey P. Julien
                                                                                                  Executive Vice President - Finance
                                                                                                  and Chief Financial Officer



May 17, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL MAINTAINS
QUARTERLY DIVIDEND, SETS COMPENSATION VOTE

ST. PETERSBURG, Fla. – The Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $.13 per share, payable July 18, 2011, to shareholders of record on July 1, 2011. This is the 26th consecutive year in which Raymond James has paid its shareholders a dividend.

The Board also approved the Corporate Governance, Nominating and Compensation Committee's recommendation that an advisory "say-on-pay" shareholder vote on executive compensation be conducted annually at the company's regular shareholders' meeting.

Shareholders voted to approve the compensation of the company's named executive officers at its annual shareholders' meeting on February 24, 2011. In a second non-binding action, a majority of votes also were cast in favor of holding an annual advisory vote on the compensation of the company's named executive officers. Today's action fulfills the board's commitment to arrive at a decision on the timing and frequency of shareholder advisory votes by no later than July 10, 2011.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $275 billion, of which approximately $36 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly reports on Form 10-Q for the quarters ended December 31, 2010 and March 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at <u>raymondjames.com/media</u>.

RAYMOND JAMES®

May 18, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS APRIL 2011 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"April operating data shows continuing strength, especially given it was a short month on a business-day basis," stated CEO Paul Reilly. "Securities commissions and fees were up only 2 percent over last year's April, but 7 percent higher on a daily basis. Securities commissions and fees were down 7 percent from last month, but again up 7 percent on a daily basis.

"Assets under administration and assets under management set new records at $282 billion and $36.9 billion, respectively.

"Although the number of lead-managed deals was down significantly from last month, April was a strong corporate finance and M&A month. However, recent activity has been choppy and May activity is slower to date. The Fixed Income business continued to perform on a steady basis in April, although commissions have trailed down slightly recently even as trading profits have remained solid. Raymond James Bank increased loan balances somewhat to $6.1 billion, while credit metrics continued to show improvement.

"Although the operating metrics remain favorable, the outlook for the securities markets and economy has been volatile recently. Growth, or lack thereof, in the economy and the performance of the markets will significantly impact our future performance."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $282 billion, of which approximately $37 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2010 and March 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV.

	April 2011 (20 business days)	April 2010 (21 business days)	March 2011 (23 business days)
Securities commissions and fees [1]	$ 182.5 mil.	$ 179.0 mil.	$ 196.4 mil.
Total client assets under administration	$ 282 bil.	$ 246 bil.	$ 275 bil.
# of lead managed underwritings [2]	5	2	15
Financial assets under management (excluding Money Market Funds) [3]	$ 36.9 bil.	$ 30.1 bil.	$ 35.6 bil.
Raymond James Bank total loans, net	$ 6.1 bil.	$ 6.1 bil.	$ 6.0 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions, M&A and co-managed deals and transaction fees.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.